S2C Global Systems, Inc.

S2C

May 8, 2006

United States Securities and Exchange Commission

David Mittelman

100 F Street N.E.

Washington, D.C.  20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB, Amendment 4

Filed April 12, 2006

Form 10-KSB for Fiscal Year Ended December 31, 2005

Filed April 3, 2006

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated May 1, 2006, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”) and the Form 10-KSB for Fiscal Year Ended December 31, 2005.  Amendment No. 5 to the Registration Statement (“Amendment”) is being filed under separate cover.  We are also filing an amendment to our Form 10-KSB as requested.  Please note that the only changes to the Form 10-SB and Form 10-KSB are to the financial statements as indicated in the comments below.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 1 hard copy of the Amendment. We are also sending you a copy of the amended Form 10-KSB.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-SB

Comment 1.

We have removed the standalone December 31, 2004 financial statements as requested.

Comment 2.

We have included a revised auditors’ report with signature as requested.

Comment 3.

Our auditors have revised their report to specifically identify the periods covered by the report as requested.

Comment 4.

We have revised the statement of cash flows to add a non-cash disclosure item for the capital assets purchased with accounts payable which provides the disclosure you requested regarding the cash flows for the purchase of equipment for the year ended December 31, 2005.

1188 West Georgia Street, Suite 1650, Vancouver, B.C. Canada V6E 4A2

v. 604-629-2461  f. 604-608-3562

United States Securities and Exchange Commission

David Mittelman

May 8, 2006

Comment 5.

We have revised our Note 11 to show all amounts in U.S. dollars as requested.

Comment 6.

The fair value of shares issued on February 17, 2006 to employees, directors and independent contracts was determined based on market value on November 18,

2005.  The shares were actually authorized for issuance on November 18, 2005.

Form 10-KSB

Comment 7.

We have revised our Form 10-KSB to comply with comments 3-5.

Comment 8.

We are aware that the timeliness of our filings impacts our disclosure requirements, including eligibility to utilize Form S-3.

Please be advised that S2C acknowledges that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

S2C GLOBAL SYSTEMS, INC.

/s/ Roderick C. Bartlett

Roderick C. Bartlett

Chief Executive Officer

1188 West Georgia Street, Suite 1650, Vancouver, B.C. Canada V6E 4A2

v. 604-629-2461  f. 604-608-3562